UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

SCHEDULE 13G

UNDER THE SECURITIES EXCHANGE ACT OF 1934

(Amendment No. )*

ADC Therapeutics SA
(Name of Issuer)

Common Shares
(Title of Class of Securities)

H0036K147
(CUSIP Number)

April 25, 2024
(Date of Event Which Requires Filing of this Statement)

Check the Appropriate Box to Designate the Rule Pursuant to Which this Schedule Is Filed:

☐	Rule 13d-1(b)

☒	Rule 13d-1(c)

☐	Rule 13d-1(d)

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

1	NAMES OF REPORTING PERSONS
Oaktree Fund Administration, LLC

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a)☐
(b)☐
3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION
DE

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER
0

	6	SHARED VOTING POWER
4,280,660(1)

	7	SOLE DISPOSITIVE POWER
0

	8	SHARED DISPOSITIVE POWER
4,280,660(1)

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
4,280,660(1)

10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)
☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
5.19%(2)

12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
OO

(1) Includes 4,017,013 common shares of Issuer stock (“Common Shares”) and 263,647 Common Shares issuable in respect of warrants held by the Reporting Persons (the “Warrants”).

(2) Calculated assuming 82,792,196 Common Shares outstanding based upon (i) 82,529,549 Common Shares outstanding as of March 1, 2024, as reported on the Issuer’s Form 10-K filed March 13, 2024 (the “Form 10-K”), as increased by (ii) 263,647 Common Shares issuable in respect of the Warrants.

1	NAMES OF REPORTING PERSONS
Oaktree Capital Holdings, LLC

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a)☐
(b)☐
3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION
DE

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER
0

	6	SHARED VOTING POWER
4,280,660(1)

	7	SOLE DISPOSITIVE POWER
0

	8	SHARED DISPOSITIVE POWER
4,280,660(1)

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
4,280,660(1)

10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)
☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
5.19%(2)

12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
OO

(1) Includes 4,017,013 Common Shares and 263,647 Common Shares issuable in respect of the Warrants.

(2) Calculated assuming 82,792,196 Common Shares outstanding based upon (i) 82,529,549 Common Shares outstanding as of March 1, 2024, as reported on the Form 10-K, as increased by (ii) 263,647 Common Shares issuable in respect of the Warrants.

1	NAMES OF REPORTING PERSONS
Oaktree Capital Group Holdings GP, LLC

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a)☐
(b)☐
3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION
DE

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER
0

	6	SHARED VOTING POWER
4,280,660(1)

	7	SOLE DISPOSITIVE POWER
0

	8	SHARED DISPOSITIVE POWER
4,280,660(1)

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
4,280,660(1)

10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)
☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
5.19%(2)

12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
OO

(1) Includes 4,017,013 Common Shares and 263,647 Common Shares issuable in respect of the Warrants.

(2) Calculated assuming 82,792,196 Common Shares outstanding based upon (i) 82,529,549 Common Shares outstanding as of March 1, 2024, as reported on the Form 10-K, as increased by (ii) 263,647 Common Shares issuable in respect of the Warrants.

1	NAMES OF REPORTING PERSONS
Brookfield Asset Management ULC

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a)☐
(b)☐
3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION
British Columbia, Canada

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER
0

	6	SHARED VOTING POWER
4,280,660(1)

	7	SOLE DISPOSITIVE POWER
0

	8	SHARED DISPOSITIVE POWER
4,280,660(1)

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
4,280,660(1)

10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)
☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
5.19%(2)

12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
OO

(1) Includes 4,017,013 Common Shares and 263,647 Common Shares issuable in respect of the Warrants.

(2) Calculated assuming 82,792,196 Common Shares outstanding based upon (i) 82,529,549 Common Shares outstanding as of March 1, 2024, as reported on the Form 10-K, as increased by (ii) 263,647 Common Shares issuable in respect of the Warrants.

1	NAMES OF REPORTING PERSONS
Brookfield Corporation

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a)☐
(b)☐
3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION
Ontario, Canada

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER
0

	6	SHARED VOTING POWER
4,280,660(1)

	7	SOLE DISPOSITIVE POWER
0

	8	SHARED DISPOSITIVE POWER
4,280,660(1)

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
4,280,660(1)

10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)
☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
5.19%(2)

12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
OO

(1) Includes 4,017,013 Common Shares and 263,647 Common Shares issuable in respect of the Warrants.

(2) Calculated assuming 82,792,196 Common Shares outstanding based upon (i) 82,529,549 Common Shares outstanding as of March 1, 2024, as reported on the Form 10-K, as increased by (ii) 263,647 Common Shares issuable in respect of the Warrants.

1	NAMES OF REPORTING PERSONS
Brookfield Asset Management Ltd.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a)☐
(b)☐
3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION
British Columbia, Canada

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER
0

	6	SHARED VOTING POWER
4,280,660(1)

	7	SOLE DISPOSITIVE POWER
0

	8	SHARED DISPOSITIVE POWER
4,280,660(1)

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
4,280,660(1)

10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)
☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
5.19%(2)

12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
OO

(1) Includes 4,017,013 Common Shares and 263,647 Common Shares issuable in respect of the Warrants.

(2) Calculated assuming 82,792,196 Common Shares outstanding based upon (i) 82,529,549 Common Shares outstanding as of March 1, 2024, as reported on the Form 10-K, as increased by (ii) 263,647 Common Shares issuable in respect of the Warrants.

1	NAMES OF REPORTING PERSONS
BAM Partners Trust

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a)☐
(b)☐
3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION
Ontario, Canada

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER
0

	6	SHARED VOTING POWER
4,280,660(1)

	7	SOLE DISPOSITIVE POWER
0

	8	SHARED DISPOSITIVE POWER
4,280,660(1)

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
4,280,660(1)

10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)
☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
5.19%(2)

12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
OO

(1) Includes 4,017,013 Common Shares and 263,647 Common Shares issuable in respect of the Warrants.

(2) Calculated assuming 82,792,196 Common Shares outstanding based upon (i) 82,529,549 Common Shares outstanding as of March 1, 2024, as reported on the Form 10-K, as increased by (ii) 263,647 Common Shares issuable in respect of the Warrants.

Item 1(a).	Name of Issuer

ADC Therapeutics SA (the “Issuer”)

Item 1(b).	Address of the Issuer’s Principal Executive Offices

Biopôle
Route de la Corniche 3B
1066 Epalinges
Switzerland

Item 2(a).	Names of Persons Filing

This statement is filed by the entities and persons listed below, all of whom together are referred to herein as the “Reporting Persons”:

(i)	Oaktree Fund Administration, LLC (“Fund Admin.”);
(ii)	Oaktree Capital Holdings, LLC (“OCH”), a Delaware limited liability, in its capacity as the indirect manager of Fund Admin.;
(iii)
Oaktree Capital Group Holdings GP, LLC (“OCGH,” and together with Fund Admin. and OCH, the “Oaktree Reporting Persons”), a Delaware limited liability company, in its capacity as an indirect owner of OCH;

(iv)	Brookfield Asset Management ULC, a British Columbia corporation (“Brookfield ULC”), in its capacity as an indirect owner of OCH;
(v)	Brookfield Corporation, an Ontario corporation, in its capacity as an owner of Brookfield ULC;
(vi)	Brookfield Asset Management Ltd. (“BAM”), a British Columbia company, in its capacity as an owner of Brookfield ULC; and
(vii)
BAM Partners Trust (together with Brookfield ULC, Brookfield Corporation, and BAM, the “Brookfield Reporting Persons”), an Ontario trust, in its capacity as the sole owner of the Class B Shares of each of Brookfield Corporation and BAM.

Item 2(b).	Address of the Principal Business Office, or if none, Residence

The principal business address of each of the Oaktree Reporting Persons is 333 S. Grand Avenue, 28th Floor, Los Angeles, CA 90071.

The principal business address of each of the Brookfield Reporting Persons is 181 Bay Street, Suite 100, Brookfield Place, Toronto, Ontario, Canada M5J 2T3.

Item 2(c).	Citizenship

See responses to Item 4 on each cover page.

Item 2(d).	Title of Class of Securities

Common Shares

Item 2(e).	CUSIP Number

H0036K147

Item 3.	If this statement is filed pursuant to Rules 13d-1(b), or 13d-2(b) or (c), check whether the person filing is a (n):

Not Applicable

Item 4.	Ownership

(a)	Amount beneficially owned:
See responses to Item 9 on each cover page.

(b)	Percent of Class:
See responses to Item 11 on each cover page.

(c)	Number of shares as to which the Reporting Person has:

(i)	Sole power to vote or to direct the vote:
See responses to Item 5 on each cover page.

(ii)	Shared power to vote or to direct the vote:
See responses to Item 6 on each cover page.

(iii)	Sole power to dispose or to direct the disposition of:
See responses to Item 7 on each cover page.

(iv)	Shared power to dispose or to direct the disposition of:
See responses to Item 8 on each cover page.

The number of Common Shares reported herein as beneficially owned by the Reporting Persons gives effect to the sale of 82,325 Common Shares between April 25, 2024 and May 2, 2024, inclusive.

Pursuant to Rule 13d-4 of the Act, the Reporting Persons declare that filing this statement on Schedule 13G (this “Statement”) shall not be construed as an admission that any of the Reporting Persons are, for the purposes of Section 13(d) and/or Section 13(g) of the Act, the beneficial owner of any securities covered by this Statement, and such beneficial ownership is expressly disclaimed by each Reporting Person.

Item 5.	Ownership of Five Percent or Less of a Class

Not Applicable.

Item 6.	Ownership of More than Five Percent on Behalf of Another Person

Not Applicable.

Item 7	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company

Not Applicable.

Item 8.	Identification and Classification of Members of the Group

Not Applicable.

Item 9.	Notice of Dissolution of Group

Not Applicable

Item 10.	Certification

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under § 240.14a–11.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: May 3, 2024

OAKTREE FUND ADMINISTRATION, LLC

	By:	/s/ Henry Orren
	Name:	Henry Orren
	Title:	Senior Vice President

OAKTREE CAPITAL HOLDINGS, LLC

By:	/s/ Henry Orren
Name:	Henry Orren
Title:	Senior Vice President

OAKTREE CAPITAL GROUP HOLDINGS GP, LLC

By:	/s/ Henry Orren
Name:	Henry Orren
Title:	Senior Vice President

BROOKFIELD ASSET MANAGEMENT ULC

By:	/s/ Kathy Sarpash
Name:	Kathy Sarpash
Title:	Managing Director, Legal & Regulatory

BROOKFIELD CORPORATION

By:	/s/ Swati Mandava
Name:	Swati Mandava
Title:	Managing Director, Legal & Regulatory

BROOKFIELD ASSET MANAGEMENT LTD.

By:	/s/ Kathy Sarpash
Name:	Kathy Sarpash
Title:	Managing Director, Legal & Regulatory

BAM PARTNERS TRUST

By:	/s/ Kathy Sarpash
Name:	Kathy Sarpash
Title:	Secretary

EXHIBIT LIST

Exhibit A	Joint Filing Agreement, dated as of May 3, 2024.

EXHIBIT A

JOINT FILING AGREEMENT

This will confirm the agreement by and among the undersigned that the Schedule 13G filed with the Securities and Exchange Commission on or about the date hereof with respect to the beneficial ownership by the undersigned of the Common Shares, of ADC Therapeutics SA (this “Agreement”), is being filed, and all amendments thereto will be filed, by Oaktree Capital Group Holdings GP, LLC as designated filer on behalf of each of the persons and entities named below that is named as a reporting person in such filing in accordance with Rule 13d-1(k) under the Securities Exchange Act of 1934, as amended. This Agreement may be executed in two or more counterparts, each of which shall be deemed an original, but all of which together shall constitute one and the same instrument.

Dated: May 3, 2024

OAKTREE FUND ADMINISTRATION, LLC

	By:	/s/ Henry Orren
	Name:	Henry Orren
	Title:	Senior Vice President

OAKTREE CAPITAL HOLDINGS, LLC

By:	/s/ Henry Orren
Name:	Henry Orren
Title:	Senior Vice President

OAKTREE CAPITAL GROUP HOLDINGS GP, LLC

By:	/s/ Henry Orren
Name:	Henry Orren
Title:	Senior Vice President

BROOKFIELD ASSET MANAGEMENT ULC

By:	/s/ Kathy Sarpash
Name:	Kathy Sarpash
Title:	Managing Director, Legal & Regulatory

BROOKFIELD CORPORATION

By:	/s/ Swati Mandava
Name:	Swati Mandava
Title:	Managing Director, Legal & Regulatory

BROOKFIELD ASSET MANAGEMENT LTD.

By:	/s/ Kathy Sarpash
Name:	Kathy Sarpash
Title:	Managing Director, Legal & Regulatory

BAM PARTNERS TRUST

By:	/s/ Kathy Sarpash
Name:	Kathy Sarpash
Title:	Secretary